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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                             ----------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                              (Amendment No. __):

                          Onyx Acceptance Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         COMMON STOCK, par value $0.01
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   682914106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

          G. Bradford Jones, 11150 Santa Monica Boulevard, Suite 1200,
                         Los Angeles, California 90025
                                 (310) 477-7678
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               November 27, 2000
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ].

                Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 5 Pages)

-------------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                       13D

CUSIP No. 682914106

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      G. Bradford Jones
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS

      PF
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) OR 2(e)                                                 [ ]

--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
     NUMBER OF        7   SOLE VOTING POWER

       SHARES             433,592
                      ----------------------------------------------------------
    BENEFICIALLY      8   SHARED VOTING POWER

      OWNED BY
                      ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER

     REPORTING            433,592
                      ----------------------------------------------------------
       PERSON         10  SHARED DISPOSITIVE POWER

        WITH
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      433,592
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                           [ ]
--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      8.4%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*

      IN, HC
--------------------------------------------------------------------------------

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that that information set forth in this statement is true, complete and correct.

1/3/2001
--------------------------------------------------------------------------------
Date

/s/ G. Bradford Jones
--------------------------------------------------------------------------------
Signature

G. Bradford Jones
--------------------------------------------------------------------------------
Name/Title

     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power or attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

  ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
                    CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

Item 1. Security and Issuer.

         The class of equity securities to which this statement relates is the common stock, par value $0.01 (the "Common Stock") of Onyx Acceptance Corporation (the "Issuer"), a Delaware corporation. The principal executive offices of the Issuer are located at 27051 Towne Centre Drive, Foothill Ranch, California 92610.


Item 2. Identity and Background.

         This statement is filed on behalf of G. Bradford Jones, an individual. Mr. Jones' principal occupation is a venture capital investor whose principal executive office is located at 11150 Santa Monica Boulevard, Suite 1200, Los Angeles, California 90025. Mr. Jones is also a member of the Board of Directors of the Issuer, a consumer finance company specializing in motor vehicle retail installment contracts, at the address listed above.

         During the past five years, Mr. Jones has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to Federal or State securities laws or finding any violation with respect to such laws. Mr. Jones is a United States citizen.


Item 3. Source and Amount of Funds or Other Consideration.

         On November 15, 2000, 33,592 shares of the Issuer's Common stock were received from a liquidating distribution of all of the Issuer's securities held by Brentwood Associates VI, L.P., a limited partnership, of which Mr. Jones is a General Partner of the General Partner. Between November 16, 2000 and December 11, 2000, in a series of broker-assisted purchases on the open market, Mr. Jones used $1,376,922.50 in personal funds to acquire 400,000 additional shares of the Issuer's Common Stock.


Item 4. Purpose of Transaction.

         Mr. Jones has acquired the Issuer's securities for investment purposes and may acquire additional shares for this purpose or dispose of such shares.


Item 5. Interest in Securities of the Issuer.

         (a) - (b) According to the Issuer's most recent Form 10Q filed with the Securities and Exchange Commission on November 14, 2000, there were 5,148,987 shares of the Issuer's Common Stock outstanding as of November 10, 2000. Mr. Jones beneficially owns 433,592 shares of the Issuer's Common Stock, representing approximately 8.4% of the outstanding shares. Mr. Jones has the power to vote or to direct the vote and to dispose or to direct the disposition of such shares. Within 60 days, Mr. Jones will have the right to exercise options to acquire beneficial ownership of an additional 27,250 shares of the Issuer's Common Stock.

         (c) During the past 60 days, Mr. Jones has effected the following acquisitions of the Common Stock of the Issuer as follows.

                  1. Liquidating distribution of all Issuer's securities held by Brentwood Associates VI, L.P., of which Mr. Jones is a General Partner of the General Partner:

                                                                                Originally Acquired by Brentwood
                                                                                Associates VI, L.P. (11/22/1993)
                                                                              -------------------------------------
                                                                                 Average
                            Date of Transaction      Amount of Securities     Cost per Share   Total Funds Required
                            -------------------      --------------------     --------------   --------------------
                                11/15/2000                  33,592               $3.970            $133,360.24
                                                            ------
                                    Sub-total               33,592

                  2. Broker-assisted purchases on the open market with Mr. Jones' personal funds:

                           Date of Transaction     Amount of Securities     Price per Share  Total Funds Required
                           -------------------     --------------------     ---------------  --------------------

                                11/16/2000                    53,141           $3.4375           $  182,672.18
                                11/16/2000                   128,434            3.4775              446,629.23
                                11/16/2000                    10,343            3.0200               31,235.86
                                11/17/2000                    23,602            3.1406               74,124.44
                                11/20/2000                     2,821            3.0004                8,464.13
                                11/22/2000                     1,876            3.0200                5,665.52
                                11/27/2000                     6,231            3.4580               21,546.80
                                12/1/2000                     47,752            3.5000              167,132.00
                                12/4/2000                     25,800            3.5000               90,300.00
                                12/5/2000                     13,672            3.4380               47,004.34
                                12/5/2000                     38,000            3.5000              133,000.00
                                12/6/2000                     16,300            3.5000               57,050.00
                                12/7/2000                      2,856            3.5000                9,996.00
                                12/8/2000                      4,668            3.5000               16,338.00
                                12/11/2000                    24,504            3.5000               85,764.00
                                                             -------                             -------------
                                 Sub-total                   400,000                             $1,376,922.50
                                                             -------                             -------------
                                 Grand Total                 433,592
                                                             =======

         (d)      None.

         (e)      Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         None.


Item 7. Materials to be Filed as Exhibits.

         None.

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  January 3, 2001                   /s/ G. Bradford Jones
                                          --------------------------------------
                                          G. Bradford Jones